SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: December 15, 2003
(Date of earliest event reported)

D E E R E   &   C O M P A N Y
(Exact name of registrant as specified in charter)

DELAWARE
(State or other jurisdiction of incorporation)

1-4121
(Commission File Number)

36-2382580
(IRS Employer Identification No.)

One John Deere Place
Moline, Illinois 61265
(Address of principal executive offices and zip code)

(309)765-8000
(Registrant's telephone number, including area code)

_____
(Former name or former address, if changed since last report.)

Item 5. Other Events

The following is the text of a press release issued by Deere & Company 15 December 2003.



Deere & Company
One John Deere Place
Moline, IL 61265 USA
Phone: 309-765-8000
www.deere.com

NEWS RELEASE: December 15, 2003

For more information:
Ken Golden
Manager, Public Relations
Deere & Company
309-765-5678

Deere To Buy Remaining Equity in Nortrax, Inc.

MOLINE, IL (December 15, 2003) – Deere & Company announced today that it will acquire an additional 42 percent of Nortrax, Inc. from Credit Suisse First Boston Equity Partners, L.P., and affiliates for $112 million on December 16, 2003. Furthermore, the Company intends to purchase the remaining equity in Nortrax during 2004 for an additional $55 million. Nortrax, Inc. was formed in 1999 to acquire and improve John Deere dealerships in construction and forestry equipment.

Today's announcement increases Deere's ownership in Nortrax, Inc. to 83 percent as of December 16, 2003. Deere said it plans to purchase the remaining 17 percent equity in Nortrax, Inc. and the remaining 60 percent interest in Nortrax Investments, Inc. as call options mature in March 2004.

John Deere (Deere & Company -NYSE:DE) is the world's leading manufacturer of agricultural and forestry equipment and a leading supplier of equipment used in construction and in lawn, grounds and turf care. Additionally, John Deere manufactures engines used in heavy equipment and provides financial services and other related activities that support the core businesses.

<u>Signature</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

DEERE & COMPANY

By: */s/ JAMES H. BECHT*
James H. Becht
Secretary

Dated: December 15, 2003